

January 22, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

>   **RE: MIAX PEARL, LLC ("PEARL")**
>   **Amendment 2021-1 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-1 to the Form 1 Application of PEARL, which includes the following changes:

>   Exhibit M –   Updated Member List for MIAX PEARL Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/22/2021	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

21000066

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: January 22, 2021   By: _Barbara J. Comly_____
                                              Barbara J. Comly
                                              EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this _____ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
MIAX PEARL, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   **Name;**

2.   **Date of election to membership or acceptance as a member, subscriber or other user;**

3.   **Principal business address and telephone number;**

4.   **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.   **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.   **The class of membership, participation or subscription or other access.**

Response:

1.   **MIAX PEARL Options.** No change to the list of the members of the MIAX PEARL Options exchange dated as of September 10, 2020, previously filed.

2.   **MIAX PEARL Equities.** Attached is a list of the members of the MIAX PEARL Equities exchange as of January 19, 2021, including the information set forth in items 1-6 above.



ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 9/25/2020

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200

Chicago   IL   60654

Tele #: (312) 836-6700

Approval Date: 9/25/2020

Membership Activities:

Clearance & Routing Broker

International Tele #

SEC #: 8- 52140

CRD #: 102500

ATM EXECUTION LLC

599 Lexington Avenue

New York   NY   10022

Tele #: (646) 562-1010

Approval Date: 10/12/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65509

CRD #: 122529

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 12/7/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 9/25/2020

Membership Activities:

Registered Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 9/25/2020

Membership Activities:

Registered Market Maker, Order Entry & Clearance

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

COWEN AND COMPANY, LLC

599 Lexington Avenue -20tih Fl.

New York   NY   10022

Tele #: (646) 562-1010

Approval Date: 10/12/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 22522

CRD #: 7616

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York   NY   10005
Tele #: (212) 250-2500

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17822
CRD #: 2525

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450
Los Angeles   CA   90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020

Membership Activities:
Clearance
International Tele #

SEC #: 8-67790
CRD #: 146122

FIS BROKERAGE & SECURITIES SERVICES LLC

2100 Enterprise Avenue
Geneva   IL   60134
Tele #: (630) 482-7100

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-52614
CRD #: 104162

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago   IL   60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020

Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

HRT FINANCIAL LP

150 Greenwich Street - 57th Floor
4 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center	Approval Date: 9/25/2020	SEC #: 8-69280
175 Greenwich Street - 58th Floor	**Membership Activities:**	CRD #: 167872
New York NY 10007	Order Entry	
Tele #:	International Tele #	

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

	Approval Date: 9/25/2020	SEC #: 8-52600
233 South Wacker Drive, Ste. 4300	**Membership Activities:**	CRD #: 104143
Chicago IL 60606	Order Entry	
Tele #: (312) 244-3300	International Tele #	

INSTINET, LLC

Worldwide Plaza	Approval Date: 9/25/2020	SEC #: 8-23669
309 West 49th Street	**Membership Activities:**	CRD #: 7897
New York NY 10019	Order Entry & Clearance	
Tele #: (212) 310-9500	International Tele #	

INTERACTIVE BROKERS LLC

	Approval Date: 9/25/2020	SEC #: 8-47257
One Pickwick Plaza - 2nd Floor	**Membership Activities:**	CRD #: 36418
Greenwich CT 06830	Order Entry & Clearance	
Tele #: (203) 618-5710	International Tele #	

J.P. MORGAN SECURITIES LLC

	Approval Date: 9/25/2020	SEC #: 8-35008
383 Madison Avenue	**Membership Activities:**	CRD #: 79
New York NY 10179	Market Maker, Order Entry & Clearance	
Tele #: (212) 272-2000	International Tele #	

JANE STREET CAPITAL, LLC

	Approval Date: 9/25/2020	SEC #: 8-52275
250 Vesey Street - 5th Floor	**Membership Activities:**	CRD #: 103782
New York NY 10281	Market Maker & Order Entry	
Tele #: (646) 759-6000	International Tele #	

JEFFERIES LLC

	Approval Date: 9/30/2020	SEC #: 8-15074
520 Madison Avenue - 11th Floor	**Membership Activities:**	CRD #: 2347
New York NY 10022	Order Entry & Clearance	
Tele #: (212) 284-2300	International Tele #	

JUMP TRADING, LLC

	Approval Date: 9/25/2020	SEC #: 8-52989
600 West Chicago Avenue, Ste. 600	**Membership Activities:**	CRD #: 106124
Chicago IL 60654	Order Entry	
Tele #: (312) 205-8900	International Tele #	

LATOUR TRADING LLC

	Approval Date: 9/25/2020	SEC #: 8-68304
148 Lafayette Street - 10th Fl.	**Membership Activities:**	CRD #: 150887
New York NY 10013	Order Entry	
Tele #: (917) 388-8000	International Tele #	

MEMX EXECUTION SERVICES LLC

111 Town Square Place -Suite 520
Jersey City   NJ   07310
Tele #: (201) 331-7900

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-70449
CRD #: 304129

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036
Tele #: (646) 743-1295

Approval Date: 9/25/2020

Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia   PA   19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020

Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York   NY   10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-45411
CRD #: 31194

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas
New York   NY   10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-52942
CRD #: 104474

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020

Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020

Membership Activities:
Order Entry
International Tele #

SEC #: 8-47034
CRD #: 35874

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300

Mt. Pleasant   SC   29464

Tele #: (917) 388-8644

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 69454

CRD #: 171272

UBS SECURITIES LLC

1285 Avenue of the Americas

New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 9/25/2020

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 22651

CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza

165 Broadway

New York   NY   10006

Tele #: (800) 544-7508

Approval Date: 9/25/2020

Membership Activities:

Market Maker & Order Entry

International Tele #

SEC #: 8- 68193

CRD #: 149823

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

Tele #: (704) 410-1913

Approval Date: 1/12/2021

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 9/25/2020

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65336

CRD #: 120719

Total BD Firms 41